-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------

                                 FORM 11-K

                            --------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1997

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to __________

                       Commission file number 333-21093


                                   COSTCO
                  401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                            --------------------

                            COSTCO COMPANIES, INC.
                                999 LAKE DRIVE
                          ISSAQUAH, WASHINGTON 98027
                                (425) 313-8100


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     COSTCO
                     WHOLESALE

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES
                     EIN 33-0572969
                     PIN 004
                     FINANCIAL STATEMENTS AND SCHEDULES
                     AS OF DECEMBER 31, 1997 AND 1996
                     TOGETHER WITH AUDITORS' REPORT

                                       COSTCO

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                         FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1997 AND 1996


                                       INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

          Statements of Net Assets Available for Plan Benefits as of
              December 31, 1997 and 1996

          Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

          Schedule I, Item 27a -- Schedule of Assets Held for Investment Purposes as of December 31, 1997

          Schedule II, Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1997

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of the
Costco 401(k) Plan for California Union Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Plan for California Union Employees as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Seattle, Washington,
  June 1, 1998

                                    COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              AS OF DECEMBER 31, 1997



                                                                       Participant Directed
                                           ------------------------------------------------------------------------------
                                                                                                                 Costco
                                                                                                               Companies,
                                             Stable      Equity     Spectrum    Spectrum     New      Mid-Cap     Inc.
                                             Value       Income      Income      Growth    Horizons   Growth     Common
                                              Fund        Fund        Fund        Fund      Fund       Fund       Stock
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
ASSETS:
  Investments at fair value--
    Registered investment company funds    $1,383,211  $2,526,618  $1,205,135  $3,298,950  $174,821  $194,142  $  --
    Costco Companies, Inc. common stock
      --34,258 shares held                    --          --          --          --          --        --      1,528,769
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
        Total investments                   1,383,211   2,526,618   1,205,135   3,298,950   174,821   194,142   1,528,769
                                           ----------  ----------  ----------  ----------  --------  --------  ----------

  Contributions receivable--
    Employee                                   25,002      40,056      20,420      51,647     6,841     8,207      19,998
    Employer                                      246         501         189         445        60        61         166
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
        Total receivables                      25,248      40,557      20,609      52,092     6,901     8,268      20,164
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS    $1,408,459  $2,567,175  $1,225,744  $3,351,042  $181,722  $202,410  $1,548,933
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
                                           ----------  ----------  ----------  ----------  --------  --------  ----------


                                               Total
                                            -----------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $ 8,782,877
    Costco Companies, Inc. common stock
      --34,258 shares held                    1,528,769
                                            -----------
        Total investments                    10,311,646
                                            -----------

  Contributions receivable--
    Employee                                    172,171
    Employer                                      1,668
                                            -----------
        Total receivables                       173,839
                                            -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS     $10,485,485
                                            -----------
                                            -----------

   The accompanying notes and schedules are an integral part of this statement.

                                    COSTCO

                   401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              AS OF DECEMBER 31, 1996



                                                                       Participant Directed
                                           ------------------------------------------------------------------------------
                                                                                                                 Costco
                                                                                                               Companies,
                                             Stable      Equity     Spectrum    Spectrum     New      Mid-Cap     Inc.
                                             Value       Income      Income      Growth    Horizons   Growth     Common
                                              Fund        Fund        Fund        Fund      Fund       Fund       Stock
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $792,097   $1,200,730   $676,998   $1,812,599  $  --     $  --      $  --
    Costco Companies, Inc. common stock
      --18,510 shares held                     --         --           --         --          --        --       465,074
                                           ----------  ----------  ----------  ----------  --------  --------   --------
        Total investments                    792,097    1,200,730    676,998    1,812,599     --        --       465,074
                                           ----------  ----------  ----------  ----------  --------  --------   --------
  Contributions receivable--
    Employee                                  21,367       30,204     17,208       44,122    430       433        10,866
    Employer                                      98          194        118          205     44        27           153
                                           ----------  ----------  ----------  ----------  --------  --------   --------
        Total receivables                     21,465       30,398     17,326       44,327    474       460        11,019
                                           ----------  ----------  ----------  ----------  --------  --------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $813,562   $1,231,128   $694,324   $1,856,926   $474      $460      $476,093
                                           ----------  ----------  ----------  ----------  --------  --------  ----------
                                           ----------  ----------  ----------  ----------  --------  --------  ----------


                                               Total
                                            -----------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $4,482,424
    Costco Companies, Inc. common stock
      --18,510 shares held                     465,074
                                            ----------
        Total investments                    4,947,498
                                            ----------
  Contributions receivable--
    Employee                                   124,630
    Employer                                       839
                                            ----------
        Total receivables                      125,469
                                            ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $5,072,967
                                            ----------
                                            ----------

   The accompanying notes and schedules are an integral part of this statement.

                                       COSTCO

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                       Participant Directed
                                           ------------------------------------------------------------------------------
                                                                                                                 Costco
                                                                                                               Companies,
                                            Stable       Equity     Spectrum    Spectrum     New      Mid-Cap     Inc.
                                            Value        Income      Income      Growth    Horizons   Growth     Common
                                             Fund         Fund        Fund        Fund      Fund       Fund       Stock
                                          ----------   ----------  ----------  ----------  --------  --------  ----------
NET INVESTMENT RESULTS:
  Net appreciation in fair value of
    investments                           $     --    $  230,162   $   38,244  $   66,171  $  5,911  $ 16,051   $  536,400
  Interest                                    65,645       --          73,396        --        --        --           --
  Dividends                                     --       233,990         --       333,922     4,243     2,007         --
                                          ----------  ----------   ----------  ----------  --------  --------   ----------
        Total net investment results          65,645     464,152      111,640     400,093    10,154    18,058      536,400
                                          ----------  ----------   ----------  ----------  --------  --------   ----------

CONTRIBUTIONS TO THE PLAN:
  Employee                                   575,950     899,849      482,690   1,213,745   113,045   122,400      395,051
  Employer                                    58,635      76,607       41,715     107,881     9,198    10,132       35,095
                                          ----------  ----------   ----------  ----------  --------  --------   ----------
        Total contributions                  634,585     976,456      524,405   1,321,626   122,243   132,532      430,146
                                          ----------  ----------   ----------  ----------  --------  --------   ----------

DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                       (20,685)    (24,124)     (17,946)    (42,758)     (793)     (717)     (16,903)
  Terminations                               (37,212)    (46,065)     (20,222)    (80,819)   (1,700)   (2,904)     (22,769)
                                          ----------  ----------   ----------  ----------  --------  --------   ----------
        Total distributions                  (57,897)    (70,189)     (38,168)   (123,577)   (2,493)   (3,621)     (39,672)
                                          ----------  ----------   ----------  ----------  --------  --------   ----------

INTERFUND TRANSFERS                          (47,436)    (34,372)     (66,457)   (104,026)   51,344    54,981      145,966
                                          ----------  ----------   ----------  ----------  --------  --------   ----------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                          594,897   1,336,047      531,420   1,494,116   181,248   201,950    1,072,840

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                          813,562   1,231,128      694,324   1,856,926       474       460      476,093
                                          ----------  ----------   ----------  ----------  --------  --------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                             $1,408,459  $2,567,175   $1,225,744  $3,351,042  $181,722  $202,410   $1,548,933
                                          ----------  ----------   ----------  ----------  --------  --------   ----------
                                          ----------  ----------   ----------  ----------  --------  --------   ----------


                                               Total
                                            -----------
NET INVESTMENT RESULTS:
  Net appreciation in fair value of
    investments                             $   892,939
  Interest                                      139,041
  Dividends                                     574,162
                                             ----------
        Total net investment results          1,606,142
                                             ----------

CONTRIBUTIONS TO THE PLAN:
  Employee                                    3,802,730
  Employer                                      339,263
                                             ----------
        Total contributions                   4,141,993
                                             ----------

DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                         (123,926)
  Terminations                                 (211,691)
                                             ----------
        Total distributions                    (335,617)
                                             ----------

INTERFUND TRANSFERS                              --
                                             ----------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                           5,412,518

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                           5,072,967
                                             ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                               $10,485,485
                                            -----------
                                            -----------

   The accompanying notes and schedules are an integral part of this statement.

                                       COSTCO

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                    NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                 DECEMBER 31, 1997

1.  PLAN DESCRIPTION:

The following description of the Costco 401(k) Plan for California Union Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Price Company and Costco Wholesale Corporation are wholly-owned subsidiaries of Costco Companies, Inc. Prior to January 1, 1997, the Plan was named the PriceCostco 401(k) Plan for California Union Employees.

ELIGIBILITY

The Plan covers all employees covered by the collective bargaining agreement between The Price Company and The International Brotherhood of Teamsters in the State of California over the age of 18 who have completed one year of service containing a minimum of 1,000 hours worked. The employee enters the Plan on the entry date following the fulfillment of these requirements.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions). The Company matches 50% of the employee's contributions, up to the first $250 of participant contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contributions, employer matching contributions and an allocation of plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her vested account.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer matching contributions is based on years of continuous service, according to the following schedule:


                      Years of Service    Percentage Vested
                      ----------------    -----------------
                        Less than 2                0%
                        2-3                       10
                        3-4                       25
                        4-5                       50
                        5 or more                100

FORFEITURES

During 1997, forfeitures of approximately $3,800 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed due to the termination within five years of the reemployment date. As of December 31, 1997, forfeitures of approximately $11,500 had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions into any of the seven investment options listed below. T. Rowe Price is the trustee of all investments, serves as investment manager for all funds and provides record keeping of all participant accounts. Funds may be temporarily invested in a cash account.

   Stable Value Fund -- Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

   Equity Income Fund -- Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

   Spectrum Income Fund -- Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

   Spectrum Growth Fund -- Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

   New Horizons Fund -- Funds are invested in common stock of rapidly growing companies in a broad range of industries.

   Mid-Cap Growth Fund -- Funds are invested in stock of companies with medium-sized market capitalization that have attractive growth prospects and established operating histories.

   Costco Companies, Inc. Common Stock -- Funds are invested in common stock of the Company.

Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Costco Companies, Inc. common stock. As of December 31, 1997 and 1996, units held by the Plan were as follows:

                                     Units/shares           Units/shares
                                       held at                held at
     Description of Asset         December 31, 1997      December 31, 1996
    ---------------------         -----------------      -----------------
    Stable Value Fund                 1,383,211               792,097
    Equity Income Fund                   96,917                53,273
    Spectrum Income Fund                103,356                60,446
    Spectrum Growth Fund                207,090               119,802
    New Horizons Fund                     7,503                  --
    Mid-Cap Growth Fund                   6,788                  --
    Costco Companies, Inc.
      Common Stock                       34,258                18,510

DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is distributed in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee ("the Committee"), which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Costco Companies, Inc. common stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, in a letter dated November 29, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

5.  SUBSEQUENT EVENTS:

Effective February 1, 1998, the Company will contribute a match of 50% of the employee's contribution, up to the first $400 of participant contributions to the Plan.

Effective December 31, 1998, active employees in the Plan shall receive a contribution based on all straight time hours worked from February 1, 1998 through December 31, 1998, up to a maximum of 173 hours per month.

                                                                    SCHEDULE I

                                       COSTCO

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES

                                  EIN:  33-0572969
                                     PIN:  004

             ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF DECEMBER 31, 1997


Identity of Party Involved/
Description of Investments                      Cost             Current Value
----------------------------                 ----------          -------------
*T. Rowe Price:
    Stable Value Fund                        $1,383,211           $ 1,383,211
    Equity Income Fund                        2,313,872             2,526,618
    Spectrum Income Fund                      1,168,971             1,205,135
    Spectrum Growth Fund                      3,253,999             3,298,950
    New Horizons Fund                           170,367               174,821
    Mid-Cap Growth Fund                         179,336               194,142

*Costco Companies, Inc. Common Stock          1,026,327             1,528,769
                                             ----------           -----------
                                             $9,496,083           $10,311,646
                                             ----------           -----------
                                             ----------           -----------

*Represents a party in interest.

    The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                                       COSTCO

                     401(k) PLAN FOR CALIFORNIA UNION EMPLOYEES


                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1997

CATEGORY (iii) -- SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT
                   BEGINNING OF YEAR.

                                                                                                     Costco
                                                                                                    Companies,
                                               Stable        Equity       Spectrum     Spectrum        Inc.
                                                Value        Income        Income       Growth       Common
Description of Assets                           Fund          Fund          Fund         Fund         Stock
--------------------------------------        --------     ----------     --------    ----------    ---------

PURCHASES:
         Number of transactions                     61             71           46            62          116
         Purchase price                       $777,591     $1,227,673     $582,845    $1,669,133     $636,846

SALES:
         Number of transactions                     87             67           75            90           39
         Sale price                           $190,964     $  131,947     $ 92,359    $  244,506     $109,552
         Cost of asset                         190,964        111,147       89,811       219,240       82,391
                                              --------     ----------     --------    ----------     --------
         Gain                                 $  --        $   20,800     $  2,548    $   25,266     $ 27,161
                                              --------     ----------     --------    ----------     --------
                                              --------     ----------     --------    ----------     --------


THERE WERE NO CATEGORY (i), (ii) OR (iv) TRANSACTIONS.

   The accompanying notes are an integral part of this schedule.